Exhibit 4.2

STOCKHOLDERS AGREEMENT

DEAN SPECIALTY FOODS HOLDINGS, INC.

Dated as of January 27, 2005

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Table of Contents
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STOCKHOLDERS AGREEMENT

          STOCKHOLDERS AGREEMENT, dated as of January 27, 2005 (this “Agreement”), among Dean Specialty Foods Holdings, Inc., a Delaware corporation (the “Company”), Dean Foods Company, a Delaware corporation (“Dean”), Sam K. Reed, David B. Vermylen, E. Nichol McCully, Thomas E. O’Neill, and Harry J. Walsh (collectively, the “Initial TreeHouse Management”), and each other person or entity who becomes a party to this Agreement (together with the Initial TreeHouse Management, the “TreeHouse Investors” and the TreeHouse Investors, together with Dean, the “Stockholders”). Capitalized terms used herein without definition are defined in Section 25.

          The parties hereto agree as follows:

          1. Stock Acquisitions. Simultaneously with the execution of this Agreement, each of the TreeHouse Investors is entering into a stock subscription agreement with the Company (collectively, the “Subscription Agreements”) to purchase shares of common stock, par value $.01 per share, of the Company (“Common Stock”) having a value of $10.0 million in the aggregate for all TreeHouse Investors. The purchase price per share for such Common Stock shall be set forth in the Subscription Agreements. Such purchase price has been determined based on the value of the Company taking into account the contributions of assets to be made by Dean as set forth in Section 3 below (but such purchase price and value are subject to adjustment as provided in Section 4.3(b)). As a condition to the closing of the purchase contemplated by the Subscription Agreements, each such TreeHouse Investor must become a party to this Agreement. Except as provided for in the Subscription Agreements, and as may occur pursuant to a stock dividend, stock split, recapitalization or other similar corporate transaction affected on a pro-rata basis so that the percentage of the Common Stock held by each stockholder immediately prior thereto is not affected, the Company shall issue no additional shares of Common Stock prior to the earlier to occur of (i) the date the registration statement or statements relating to the Spin-Off shall have become effective and trading of Common Stock on a registered national securities exchange or automated quotation system (including, but not limited to, NASDAQ) shall have commenced (such date, the “Registration Date”) and (ii) the date that no TreeHouse Investor holds any shares of Common Stock by reason of the exercise of the rights set forth in either Section 7 or Section 8.

          2. Board of Directors; Management Structure.

          2.1 Board of Directors. Each Stockholder shall vote all of his, her or its shares of Common Stock and any other voting securities of the Company over which such Stockholder has voting control, and shall take all other necessary or desirable actions within such Stockholder’s control (whether in such Stockholder’s capacity as a stockholder, director, member of a board committee or officer of the Company or otherwise, and including, without limitation, attendance at meetings in person or by proxy for purposes of obtaining a quorum, execution of written consents in lieu of meetings and approval of amendments and/or restatements of the Company’s certificate of incorporation or by-laws), and the Company shall take all necessary and desirable actions within its control (including, without limitation, calling special board, committee, stockholder meetings and approval of amendments and/or restatements of the Company’s certificate of incorporation or by-laws), so that, at the date of distribution of the Common Stock to the stockholders of Dean in connection with the Spin-Off (the “Distribution Date”):

          (a) the Board of Directors of the Company (the “Board”) shall consist of 7 members;

          (b) Sam K. Reed shall be a member of the Board and shall serve as the Board’s Chairman;

          (c) Dean’s Chief Executive Officer in office at such date shall be a member of the Board;

          (d) five individuals mutually recommended and nominated by the Dean Representative and the TreeHouse Representative shall be elected to the Board, subject to the approval of the Board of Directors of Dean (the “Dean Board”), in its sole discretion, provided that three of the five individuals shall not be affiliated in any way with Dean or any of the TreeHouse Investors or any of their affiliates, shall have experience and expertise that qualifies such person to serve on the Board and shall satisfy any and all applicable independence requirements for persons who would serve as members of the Company’s audit or compensation committees of the Board;

          (e) the composition of the board of directors of each of the Company’s subsidiaries (a “Subsidiary Board”) shall be determined by the Board; and

          (f) any committees of the Board or a Subsidiary Board shall be established by (or, in the case of a Subsidiary Board, with the approval of the Board) the Board, provided that (i) the initial membership of any such committees shall be proposed by the TreeHouse Representative after consulting with the Dean Representative and (ii) such committees shall be operated in accordance with the by-laws of the applicable company and applicable law.

          2.2 Management Structure. The Company shall have the following officers: Chief Executive Officer, President & Chief Operating Officer, Chief Financial Officer, General Counsel & Chief Administrative Officer, and Senior Vice President of

Operations. Each of these offices shall be filled by the Board, provided that the person to whom such position is assigned in his or her employment agreement with the Company, dated as of the date hereof (each, an “Employment Agreement”), shall serve in such office in accordance with the terms of such Employment Agreement.

          3. Assets and Liabilities of the Company.

          (a) Transfer of Specialty Businesses. Immediately prior to the Distribution Date, the assets of the Company shall consist, directly or indirectly, of Dean’s right, title and interest in and to all properties, assets and rights of every nature, kind and description, tangible and intangible (including goodwill), whether real, personal or mixed, whether accrued, contingent or otherwise that primarily relate to, or are primarily held for use in connection with, the Specialty, Mocha Mix, food service dressings, and Second Nature businesses of Dean (collectively, the “Specialty Businesses”), including, but not limited to, working capital assets (but excluding cash), fixed assets, intangible assets, capital leases, and other long-term assets, but excluding the trade names Dean, Carb Conquest, and Fieldcrest (and any derivatives of any such trade name) and associated logos. The liabilities of the Company shall consist of those liabilities and obligations incurred in connection with the Specialty Businesses, including, but not limited to, the fees and expenses specified in Section 5, any tax liability referenced in Section 4.2(a) or in the tax matters agreement to be entered into by Dean, the Company and their affiliates, working capital liabilities, pension and other post-retirement benefit obligations, and other employee benefit liabilities, long-term liabilities, and off balance sheet commitments and contingencies, provided that any such liabilities and obligations shall not consist of any indebtedness for borrowed money (other than capital leases) to, or any guarantees for any such indebtedness of, Dean, any of its affiliates (other than the Company) or any third party. Dean covenants that it shall take all actions reasonably necessary so that the assets of the Company immediately prior to the Distribution Date shall comprise all assets, properties and rights required for the Company to conduct the Specialty Businesses on and after the Distribution Date in all material respects in the manner in which such Specialty Businesses had been conducted immediately prior to the Distribution Date.

          (b) Employment Agreements. Notwithstanding anything herein or therein to the contrary, Dean guarantees the performance of the Company’s obligations arising prior to the Registration Date with respect to each Employment Agreement between the Company and any member of the Initial TreeHouse Management, including, without limitation, payment of any compensation or severance or other termination benefits payable thereunder, provided, however, that the Company shall not amend any such employment agreement to increase the amounts payable thereunder in any material respect without Dean’s consent.

          4. Spin-Off from Dean.

          4.1 In General. Subject to Section 4.2, from and after the date hereof, the Company and the Stockholders shall use their reasonable commercial effects to consummate the Spin-Off. Such efforts shall include, but not be limited to:

          (a) IRS Ruling. Dean shall use its commercially reasonable efforts to obtain a private letter ruling (the “Private Letter Ruling”) from the Internal Revenue Service to the effect that (i) the transfer by Dean to the Company of the assets of the Specialty Businesses, and the Company’s assumption of the liabilities held by Dean related to the Specialty Businesses, followed by the distribution of Common Stock in connection with the Spin-Off to the stockholders of Dean, will qualify as a reorganization under Sections 368(a)(1)(D) and 355 of the Internal Revenue Code of 1986, as amended (the “Code”); (ii) no gain or loss will be recognized for U.S. federal income tax purposes by Dean on its transfer of the assets relating to the Specialty Businesses to the Company; (iii) no gain or loss will be recognized for U.S. federal income tax purposes by the Company on its receipt of the assets relating to the Specialty Businesses from Dean, and (iv) no gain or loss will be recognized for U.S. federal income tax purposes by (and no amount will otherwise be included in the income of) the stockholders of Dean upon their receipt of Common Stock pursuant to the Spin-Off;

          (b) Registration Statement. The Company and the Stockholders shall use their commercially reasonable efforts to file a registration statement on Form 10 or on such other forms as may be required or appropriate under the applicable Federal securities laws to register the Common Stock to be distributed in connection with the Spin-Off pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and/or to register the distribution of the Common Stock pursuant to the Securities Act of 1933, as amended (the “Securities Act”), as applicable (any such registration statements or forms, collectively, the “Registration Statements”), and such amendments or supplements thereto as may be necessary in order to cause the Registration Statements to become and remain effective as required by law or the Securities and Exchange Commission (the “Commission”). The Company and the Stockholders shall also cooperate in preparing, filing with the Commission and causing to become effective registration statements or amendments thereof under either the Securities Act or the Exchange Act that are required to reflect the establishment of, amendments to, any employee benefit and other plans necessary or appropriate in connection with the Spin-Off;

          (c) Blue Sky. The Company and the Stockholders shall use their commercially reasonable efforts to take all such actions as may be necessary or appropriate to register or qualify the Common Stock or other securities of the Company under the state securities or blue sky laws of the United States (and any comparable laws under any foreign jurisdiction) in connection with the Spin-Off; and

          (d) Stock Exchange/NASDAQ Listing. The Company and the Stockholders shall use their commercially reasonable efforts to prepare, file and to make effective, an application for listing of the Common Stock that will be distributed in connection with the Spin-Off on a registered national securities exchange or automated quotation system (including, but not limited to, NASDAQ), subject to official notice of issuance.

          4.2 Conditions Precedent. The obligations of the Company and the Stockholders to use their commercially reasonable efforts to consummate any Spin-Off shall be conditioned on the satisfaction of the following conditions (such conditions are for the sole benefit of Dean and shall not give rise to or create any duty on the part of Dean or the Dean Board to waive or not to waive such conditions):

          (a) IRS Ruling. Dean shall have obtained the Private Letter Ruling from the Internal Revenue Service in form and substance reasonably satisfactory to Dean, and such ruling shall remain in effect as of the effective date of the Spin-Off, and neither Dean nor any of its affiliates shall be required to recognize gain or income by reason of any transactions (including, without limitation, any intercompany transactions) effectuated in connection with the Spin-Off; provided, however, if the Private Letter Ruling is obtained, but Dean or any of its affiliates is required to recognize gain or income by reason of any transactions effectuated in connection with the Spin-Off, Dean (i) shall waive this condition if such recognition of gain or income is less than or equal to $20 million, and (ii) may waive this condition if such recognition of gain or income is greater than $20 million, and, in each such case, the Company shall reimburse Dean for any taxes incurred (subject to a maximum reimbursement of $20 million) as a result of the recognition of such gain or income, in which case, the adjustment provisions of Section 4.3(b) shall apply.

          (b) Governmental Approvals. Any material governmental approvals and consents necessary to consummate the Spin-Off shall have been obtained and be in full force and effect;

          (c) Stock Exchange/NASDAQ Listing. The Common Stock to be distributed in connection with the Spin-Off shall have been accepted for listing on a registered national securities exchange or automated quotation system (including, but not limited to, NASDAQ), on official notice of issuance;

          (d) No Legal Restraints. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Spin-Off shall be in effect and no other event outside the control of Dean shall have occurred or failed to occur that prevents the consummation of the Spin-Off;

          (e) No Material Adverse Effect. No other event or developments shall have occurred that, in the judgment of the Dean Board, would result in the Spin-Off having a material adverse effect on Dean or on the stockholders of Dean;

          (f) Opinions. Dean or the Company, as the case may be, shall have received any and all legal opinions, in a form reasonably satisfactory to the Board of Directors of the applicable entity, as such Board of Directors shall determine in good faith to be reasonably necessary for it to authorize the consummation of the Spin-Off; and

          (g) Other Actions. Such other reasonable and customary actions as Dean shall determine to be reasonably necessary in order to assure the successful completion of the Spin-Off shall have been taken.

          4.3 Certain Covenants and Acknowledgements Relating to the Spin Off.

          (a) In General. From and after the date hereof, Dean and the TreeHouse Investors agree to act in good faith and diligently to pursue the Spin-Off. Notwithstanding anything to the contrary contained in this Agreement, the Company and the Stockholders acknowledge and agree that Dean shall, in consultation with the Tree House Representative, determine the date of the Spin-Off and all terms of the Spin-Off, including, but not limited to, the form, structure and terms of any transaction or transactions and/or distribution or distributions to effect the Spin-Off, and the time of and conditions to the consummation of the Spin-Off. In addition, Dean may, in consultation with the TreeHouse Investors, at any time and from time to time before the Spin-Off modify or change the terms of the Spin-Off, including, but not limited to, by accelerating or delaying the timing of all or part of the Spin-Off. Dean shall select any investment banker or bankers and manager or managers whose services may be required or advantageous in connection with the Spin-Off, as well as any financial printer, solicitation and/or exchange agent and outside counsel for Dean and the Company.

          (b) Adjustment Provisions. In the event that the Company is required to reimburse Dean for any taxes incurred by Dean as contemplated by Section 4.2(a) (the amount so reimbursed hereafter called the “Tax Reimbursement Amount”), the Company will issue the TreeHouse Investors that number of additional shares of Common Stock equal to the excess of (i) the Required Common Stock Outstanding over (ii) the Current Common Stock Outstanding. “Required Common Stock Outstanding” shall mean the number of shares of Common Stock equal to the quotient of (i) the Dean Owned Shares divided by (ii) the excess of (A) one over (B) the quotient of (x) $10 million divided by (y) the Revised Valuation. “Dean Owned Shares” shall mean the number of shares of Common Stock owned by Dean immediately prior to any adjustment pursuant to this Section 4.3(b). “Revised Valuation” shall mean the excess of (i) $600 million over (ii) the product of (A) .4464 and (B) the Tax Reimbursement Amount.

“Current Common Stock Outstanding” shall mean the total number of shares of the Company’s Common Stock outstanding immediately prior to any adjustment pursuant to this Section 4.3(b).

          (c) Certain Dean Options. If the current Chief Executive Officer of Dean is a director of the Company at the time specified in Section 2.1, then, in connection with the Spin-Off, Dean shall adjust such officer’s vested options to purchase shares of Dean common stock (the “Dean Options”), such that, following the Spin-Off, the Dean Options shall be converted into the right to purchase shares of Dean common stock and Common Stock in the same proportions as would have applied had such officer held the shares of common stock of Dean issuable upon exercise of the Dean Options on the relevant record date with respect to the Spin-Off. The exercise price of the options to purchase shares of Dean common stock and Common Stock following such adjustment shall be determined using the principles set forth in section 424 of the Code, subject to adjustment as is necessary to avoid accruing any compensation expense to the Company or Dean under U.S. Generally Accepted Accounting Principles. The adjustment to the Dean Options shall take place as soon as reasonably practicable following the Registration Date, but in no event more than 30 days after such Registration Date.

          4.4 Alternative Proposals.

          (a) In General. In the event that, prior to the Registration Date, the Dean Board determines not to proceed with the Spin-Off due to its receipt of an alternative proposal from an unrelated third party for (i) the acquisition by such party through one transaction or a series of transactions of (A) more than 50% of the combined voting power of the then outstanding voting securities of the Company, or (B) all or substantially all of the assets of the Company, (ii) the merger or consolidation of the Company (including, but not limited to, by means of a “reverse Morris trust transaction”) as a result of which Dean does not, immediately thereafter, own, directly or indirectly, more than 50% of the combined voting power entitled to vote generally in the election of directors of the merged or consolidated company, or (iii) the acquisition by such party through one transaction or a series of transactions of (A) more than 50% of the combined voting power of the then outstanding voting securities of Dean, or (B) all or substantially all of the assets of Dean (each, an “Alternative Proposal”), then, upon and subject to consummation of the transaction described in the Alternative Proposal, Dean shall pay the TreeHouse Investors, in the aggregate, a cash fee equal to 1% of the Total Enterprise Value (as determined pursuant to Section 4.4(c) below). In the event that such fee becomes payable, the TreeHouse Representative shall inform Dean to whom such fee shall be paid, and in what amounts, at least 5 business days before the consummation of the transaction described in the Alternative Proposal.

          (b) Conditions to Payment. Notwithstanding Section 4.4(a), no fee shall become payable (or be paid) to the TreeHouse Investors unless the TreeHouse

Management (i) continue to manage the Company until the earlier of (A) the consummation of the transaction described in the Alternative Proposal and (B) 9 months from the publication of the press release announcing such transaction, and (ii) shall have assisted, to the extent reasonably requested by Dean, in Dean’s efforts to consummate such transaction.

          (c) Determination of Enterprise Value. If the Alternative Proposal relates to a sale of the stock of the Company or substantially all the assets of the Company, the Total Enterprise Value will be determined based on the value of the consideration received (including any debt assumed, other than trade debt incurred in the ordinary course of business, which shall be net of any cash and cash equivalents) in connection with such sale. If the Alternative Proposal relates to the acquisition of Dean stock or assets, the determination of the Total Enterprise Value shall be $600 million (or, if any adjustment is made pursuant to Section 4.3(b), the amount of the Revised Valuation).

          (d) Certain Covenants Relating to Alternative Proposals. Each of the Stockholder Representatives agree to give the other Stockholders Representative written initial notice within 3 business days after becoming aware of any written or oral expression of interest or offer for all or any portion of the stock or assets of the Company or the Specialty Businesses. Such notice shall specify in reasonable detail such expression of interest or offer. In addition, following the delivery of any such notice by either Stockholder Representative, Dean and the TreeHouse Investors shall communicate with the other (through their respective Stockholder Representative) as to the status and progress with respect to such possible transaction regarding the sale of the Common Stock or the assets of the Company, such that each such Stockholder Representative is kept promptly and continuously informed of all relevant developments in this regard. Dean agrees that it shall also notify such unrelated third party, promptly following delivery of the initial notice by either Stockholder Representative, that the TreeHouse Management shall not be available to manage the Company after the consummation of any transaction with such unrelated third party. Dean further agrees that it shall not pursue any transaction or enter into any agreement that involves any form of contingency or otherwise directly or indirectly contemplates that any member of TreeHouse Management will negotiate with or be employed by such unrelated third party after the consummation of any transaction with such unrelated third party.

          5. Fees and Expenses. The Company shall reimburse the TreeHouse Management for their reasonable professional costs and out-of-pocket travel costs associated with drafting, negotiating and implementing this Agreement and the Employment Agreements, and any other arrangements between the Company and the TreeHouse Investors referenced therein, within 30 days following the submission of evidence, reasonably satisfactory to the Company, of the incurrence and purpose of each such expense, provided that, unless and until the Registration Date occurs, the amount of expenses subject to reimbursement shall not exceed $200,000. If the Registration Date occurs, up to $12.5 million of the fees and expenses incurred by Dean and the Company in connection with (i) drafting, negotiating and implementing this Agreement and the Employment Agreements, and any other arrangements between the Company and the TreeHouse Investors referenced therein, and (ii) planning, analysis and execution of the Spin-Off shall be borne by the Company.

          6. Restrictions on Transfer of Common Stock.

          6.1 In General.

          (a) TreeHouse Investors. Until the third anniversary of the date of this Agreement, no shares of Common Stock acquired pursuant to Subscription Agreements or any shares of Common Stock or other securities of the Company received in respect of such shares of Common Stock (the “Restricted Shares”) may be, directly or indirectly, sold, assigned, mortgaged, transferred, pledged, hypothecated or otherwise disposed of (each, a “Transfer”), provided that shares of Common Stock may be Transferred before the expiration of such period (i) pursuant to Section 6.2 (“Estate Planning Transfers”) or, in the case of such TreeHouse Investor’s death, by will or by the laws of intestate succession, to executors, administrators, testamentary trustees, legatees or beneficiaries, provided that the transferee becomes a party to this Agreement in accordance with Section 13.3, (ii) pursuant to Section 7 (“Dean Call Right”), (iii) pursuant to Section 8 (“TreeHouse Investors Put Right”), (iv) in accordance with Section 9.2 or (v) to the Company in consideration of the payment of the exercise price of any stock options held by such TreeHouse Investor related to the Common Stock or of the taxes required to be withheld upon the exercise of any such stock options, so long as such TreeHouse Investor agrees that the restrictions contained in this Section 6.1(a) shall thereafter continue to apply to that number of shares of Common Stock received upon exercise of such stock options as is equal to the number of shares so surrendered.

          (b) Dean. Except for any transfer (i) to one or more of its direct or indirect wholly-owned subsidiaries, (ii) to its stockholders in connection with the Spin-Off or (iii) pursuant to an Alternative Proposal, Dean agrees that during the pendency of this Agreement, it shall not Transfer any of the shares of Common Stock it holds.

          6.2 Estate Planning Transfers. Shares of Common Stock held by a TreeHouse Investor who is an individual may be Transferred for estate-planning purposes to (a) a trust under which the distribution of the shares of Common Stock may be made only to beneficiaries who are such TreeHouse Investor, his or her spouse, his or her parents, members of his or her immediate family or his or her lineal descendants, (b) a charitable remainder trust, the income from which will be paid to such TreeHouse Investor during his or her life, (c) a corporation, the stockholders of which are only such TreeHouse Investor, his or her spouse, his or her parents, members of his or her immediate family or his or her lineal descendants or (d) a partnership or limited liability company, the partners or members of which are only such TreeHouse Investor, his or her spouse, his or her parents, members of his or her immediate family or his or her lineal descendants.

          7. Purchase by Dean from the TreeHouse Investors (“Dean Call Right”).

          7.1 Right to Purchase. Subject to this Section 7, if the Registration Date does not occur by (a) October 31, 2005 (or such later date as the TreeHouse Representative and Dean Representative may agree to in writing), or (b) if earlier, the earlier of the date (such earlier date hereafter called the “Early Termination Date”) (i) the Company or Dean receives notice from the Internal Revenue Service that it does not intend to issue the Private Letter Ruling or (ii) Dean decides not to proceed with the Spin-Off because (x) the Private Letter Ruling is unsatisfactory, (y) the issuance of such Private Letter Ruling would be subject to conditions that Dean determines to be unacceptable or (z) any of the other conditions to effecting the Spin-Off set forth in Section 4.2 hereof will not or cannot be satisfied on commercially reasonable terms, then Dean shall have the right to purchase from the TreeHouse Investors, and the TreeHouse Investors shall have the obligation to sell to Dean, all, but not less than all, of the TreeHouse Investors’ shares of Common Stock. Dean shall give the TreeHouse Representative notice promptly, but not later than 3 business days, after receiving any notice from the Internal Revenue Service or making any determination referenced in subclauses (i) or (ii) of subclause (b) of the immediately preceding sentence. If the reason that the Spin-Off is not effected is other than due to a TreeHouse Default, the aggregate purchase price for all such shares of Common Stock shall be $11.0 million. If the reason that the Spin-Off is not effected is due to a TreeHouse Default, the aggregate purchase price for all such shares of Common Stock shall equal the lesser of (I) $10.0 million, and (II) an amount equal to the product of (a) the quotient of (x) the fair market value of the entire Common Stock equity interest of the Company taken as a whole, without additional premiums for control or discounts for minority interests or restrictions on transfer as established by an investment bank agreed to by the Dean Representative and the TreeHouse Representative using the same methodology that was used to determine the purchase price per share for the Common Stock specified in the Subscription Agreements, divided by (y) the number of outstanding shares of Common Stock, calculated on a fully-diluted basis, multiplied by (b) the number of outstanding shares of Common Stock held by the TreeHouse Investors.

          7.2 Notice. If Dean desires to purchase shares of Common Stock pursuant to Section 7.1, it shall notify each of the TreeHouse Investors not more than 30 days after October 31, 2005 (or such earlier or later date as determined pursuant to Section 7.1).

          7.3 Payment. Payment for any shares of Common Stock to be purchased from the TreeHouse Investors pursuant to Section 7.1 shall be made on the date specified by the Dean Representative (but in no event more than 10 business days following the date of the receipt by the TreeHouse Investors of Dean’s notice delivered pursuant to Section 7.2), and the aggregate purchase price paid by Dean shall be allocated among the TreeHouse Investors based on the number of shares of Common Stock then held by each such TreeHouse Investor.

          8. Sale by TreeHouse Investors to Dean (“TreeHouse Investors Put Right”).

          8.1 Right to Sell. Subject to this Section 8, if the Registration Date does not occur for any reason other than a TreeHouse Default by (a) October 31, 2005 (or such later date as the TreeHouse Representative and the Dean Representative may agree to in writing), or (b) if earlier, the Early Termination Date, then the TreeHouse Investors shall have the right to sell to Dean, and Dean shall have the obligation to purchase from the TreeHouse Investors, all, but not less than all, of the TreeHouse Investors’ shares of Common Stock, at an aggregate purchase price equal to $11.0 million.

          8.2 Notice. If the TreeHouse Investors desire to sell shares of Common Stock pursuant to Section 8.1, the TreeHouse Representative shall notify Dean not more than 60 days after October 31, 2005 (or such earlier or later date as determined pursuant to Section 8.1). Such notice shall specify the number of shares of Common Stock held by each TreeHouse Investor at the time notice is given.

          8.3 Payment. Payment for any shares of Common Stock sold by the TreeHouse Investors pursuant to Section 8.1 shall be made on the date that is 10 business days following the date of the receipt by Dean of the TreeHouse Representative’s notice with respect to such shares pursuant to Section 8.2, and the aggregate purchase price paid by Dean shall be allocated among the TreeHouse Investors based on the number of shares of Common Stock then held by each such TreeHouse Investor.

          8.4 Right to Sell in the Event of Death or Disability.

          (a) In General. Subject to this Section 8.4, if the employment of member of TreeHouse Management terminates due to his death or pursuant to a Termination due to Disability (as defined in the applicable Employment Agreement) prior to the Registration Date, then such member and any other TreeHouse Investor who is affiliated with such member shall have the right to sell to Dean, and Dean shall have the obligation to purchase from such TreeHouse Investors (or such TreeHouse Investor’s estate), all, but not less than all, of such TreeHouse Investor’s shares of Common Stock, at an aggregate purchase price equal to the aggregate purchase price paid by such TreeHouse Investors for such shares of Common Stock.

          (b) Notice. If the TreeHouse Investor (or such TreeHouse Investor’s estate) desires to sell shares of Common Stock pursuant to Section 8.4(a), the TreeHouse Investor (or such TreeHouse Investor’s estate) shall notify Dean not more than 90 days after date of termination of such TreeHouse Investor’s employment. Such notice shall specify the number of shares of Common Stock held by such TreeHouse Investor at the time notice is given.

          (c) Payment. Payment for any shares of Common Stock sold by the TreeHouse Investor (or termination estate) pursuant to Section 8.4(a) shall be made on the date that is 10 business days (or the first business day thereafter if the 10th business day is not a business day) following the date of the receipt by Dean of the TreeHouse Investor’s (or the TreeHouse Investors estate’s) notice with respect to such shares pursuant to Section 8.4(b).

          9. Sales to Third Parties.

          9.1 Sales by TreeHouse Investors. At any time after the third anniversary of the date hereof, any TreeHouse Investor may sell his, her or its Restricted Shares to a third party. Except as provided in Section 6, at any time after the Registration Date, any TreeHouse Investor may sell any shares of the Company’s Common Stock without restriction by reason of the terms of this Agreement. Nothing in this Section 9.1 shall be construed to excuse any TreeHouse Investor from compliance with any applicable rules on resales as may be imposed at law, including under the Federal securities laws, or from complying with the terms of any other agreement that Executive is now, or may hereafter become a party to.

          9.2 Involuntary Transfers. Prior to the Registration Date, any transfer of title or beneficial ownership of shares of Common Stock (including any of the Restricted Shares) upon default, foreclosure, forfeit, divorce, court order or otherwise than by a voluntary decision on the part of a TreeHouse Investor (each, an “Involuntary Transfer”) shall be void unless the TreeHouse Investor complies with this Section 9.2 and enables the Company to exercise in full its rights hereunder. Upon any Involuntary Transfer, the Company shall have the right to purchase such shares pursuant to this Section 9.2 and the person or entity to whom such shares have been Transferred (the “Involuntary Transferee”) shall have the obligation to sell such shares in accordance with this Section 9.2. Upon the Involuntary Transfer of any shares of Common Stock, such TreeHouse Investor shall promptly (but in no event later than two days after such Involuntary Transfer) furnish written notice to the Company indicating that the Involuntary Transfer has occurred, specifying the name of the Involuntary Transferee, giving a detailed description of the circumstances giving rise to, and stating the legal basis for, the Involuntary Transfer. Upon the receipt of such notice, and for 60 days thereafter, the Company shall have the right to purchase, and the Involuntary Transferee shall have the obligation to sell, all (but not less than all) of the shares of Common Stock acquired by the Involuntary Transferee for a purchase price equal to the lesser of (i) the then fair market value of such shares of Common Stock as determined in accordance with Section 4.4(c), and (ii) the cost of such shares of Common Stock to the TreeHouse Investor who originally acquired such shares, provided that the excess, if any, of the purchase price so determined over the amount of such indebtedness or other liability that gave rise to the Involuntary Transfer shall be paid directly to the TreeHouse Investor and not to the Involuntary Transferee.

          10. Stock Certificate Legend. A copy of this Agreement shall be filed with the Secretary of the Company and kept with the records of the Company. Each certificate representing shares of Common Stock owned by the Stockholders shall bear upon its face the following (or similar) legends, as appropriate:

(a)	“THE SHARES EVIDENCED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), AND MAY NOT BE OFFERED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED, TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS AND UNTIL REGISTERED UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS OR UNLESS, IN THE OPINION OF COUNSEL TO THE STOCKHOLDER, WHICH COUNSEL MUST BE, AND THE FORM AND SUBSTANCE OF WHICH OPINION ARE, SATISFACTORY TO THE ISSUER, SUCH OFFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION, TRANSFER OR OTHER DISPOSITION IS EXEMPT FROM REGISTRATION OR IS OTHERWISE IN COMPLIANCE WITH THE ACT, SUCH LAWS AND THE STOCKHOLDERS AGREEMENT OF THE ISSUER, DATED AS OF JANUARY 27, 2005 (THE “STOCKHOLDERS AGREEMENT”).”

(b)	“THE SHARES OF STOCK REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER AND OTHER CONDITIONS, AS SPECIFIED IN THE STOCKHOLDERS AGREEMENT, COPIES OF WHICH ARE ON FILE AT THE OFFICE OF THE ISSUER AND WILL BE FURNISHED WITHOUT CHARGE TO THE HOLDER OF SUCH SHARES UPON WRITTEN REQUEST.”

In addition, certificates representing shares of Common Stock owned by residents of certain states shall bear any legends required by the laws of such states.

All Stockholders shall be bound by the requirements of all such legends. On the Registration Date, the certificate representing the distributed shares shall be replaced, at the expense of the Company, with certificates not bearing the legends required by clauses (a) and (b) of this Section 10.

          11. Covenants; Representations and Warranties.

          11.1 New TreeHouse Investors. Each of the Stockholders hereby agrees that any person who is designated as a member of TreeHouse Management after the date of this Agreement and who is offered shares of any class of Common Stock or holds stock options exercisable into shares of Common Stock shall, as a condition precedent to the acquisition of such shares of Common Stock or the exercise of such stock options, as the case may be, (a) become a party to this Agreement by executing a signature page to the same and (b) if such person is a resident of a state with a community or marital property system, cause his or her spouse to execute a Spousal Waiver in the form of Exhibit A attached hereto, and deliver such executed signature page to this Agreement and Spousal Waiver, if applicable, to the Company at its address specified in Section 20 hereof. Upon such execution and delivery, such employee shall be a TreeHouse Investor for all purposes of this Agreement.

          11.2 No Other Arrangements or Agreements. Each Stockholder hereby represents and warrants to the Company and to each other Stockholder that, except for this Agreement, the Subscription Agreements, the Employment Agreements and any management stock option agreement of the Company applicable to a member of TreeHouse Management, he, she or it has not entered into or agreed to be bound by any other arrangements or agreements of any kind with any other party with respect to the shares of Common Stock, including, but not limited to, arrangements or agreements with respect to the acquisition or disposition of Common Stock or any interest therein or the voting of shares of Common Stock (whether or not such agreements and arrangements are with the Company or any of its subsidiaries, or other Stockholders) and each TreeHouse Investor agrees that, except as expressly permitted under this Agreement, he, she or it will not enter into any such other arrangements or agreements.

          11.3 Additional Representations and Warranties. Each Stockholder represents and warrants to the Company and each other Stockholder that:

          (a) such Stockholder has the power, authority and capacity (or, in the case of any Stockholder that is a corporation, trust, limited liability company or limited partnership, all corporate, trust, limited liability company or limited partnership power and authority, as the case may be) to execute, deliver and perform this Agreement;

          (b) in the case of a Stockholder that is a corporation, trust, limited liability company or limited partnership, the execution, delivery and performance of this

Agreement by such Stockholder have been duly and validly authorized and approved by all necessary corporate, trust, limited liability company or limited partnership action, as the case may be;

          (c) this Agreement has been duly and validly executed and delivered by such Stockholder and constitutes a valid and legally binding obligation of such Stockholder, enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to creditors’ rights generally and general principles of equity; and

          (d) the execution, delivery and performance of this Agreement by such Stockholder does not and will not violate the terms of, or result in the acceleration of, any obligation under (i) any material contract, commitment or other material instrument to which such Stockholder is a party or by which such Stockholder is bound or (ii) in the case of a Stockholder that is a corporation, trust, limited liability company or limited partnership, the certificate of incorporation and the by-laws, trust agreement, the certificate of formation and the limited liability company agreement, or the certificate of limited partnership and the limited partnership agreement, as the case may be.

          12. Amendment and Modification. This Agreement may not be amended, modified or supplemented except by a written instrument signed by the Company, Dean and the TreeHouse Representative. The Company shall notify all Stockholders promptly after any such amendment, modification or supplement shall have taken effect.

          13. Parties.

          13.1 Assignment Generally. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns, provided that neither the Company nor any TreeHouse Investor may assign any of its rights or obligations hereunder without the consent of Dean unless, in the case of a TreeHouse Investor, such assignment is in connection with a Transfer explicitly permitted by this Agreement and, prior to such assignment, such assignee complies with the requirements of Section 13.3.

          13.2 Termination. Any Stockholder who ceases to own shares of Common Stock or any interest therein, shall cease to be a party to, or Person who is subject to, this Agreement and thereafter shall have no rights or obligations hereunder, provided, however, that (a) a Transfer of shares of Common Stock not explicitly permitted under this Agreement shall not relieve a TreeHouse Investor of any of his, her or its obligations hereunder, and (b) a Transfer of shares of Common Stock permitted under Section 6.2 shall not relieve any TreeHouse Investor of any of his, her or its obligations hereunder. This Agreement shall automatically terminate without any action by any of the Company or any of the Stockholders, and shall be of no further force and effect, upon the earlier of (i) the consummation of the Spin-Off, (ii) the closing of the sale of Common Stock pursuant to Sections 7 and 8, and (iii) the closing of the transaction described in any Alternative Proposal. Notwithstanding the foregoing, (i) the provisions of Section 6.1(a) pertaining to the Restricted Shares shall survive the termination of this Agreement due to the consummation of the Spin-Off and, at or prior to the Registration Date, each TreeHouse Investor agrees to execute any document that the Board may reasonably request to confirm the continued effect of such Section 6.1(a) as to the Restricted Shares and (ii) the termination of this Agreement shall not relieve the parties from fulfilling their obligations under either Section 7 or 8.

          13.3 Agreements to Be Bound. Notwithstanding anything to the contrary contained in this Agreement, any Transfer of shares by a TreeHouse Investor (the “Transferor”) (other than pursuant to the Spin-Off or to Sections 7 or 8) shall be permitted under the terms of this Agreement only if the transferee of such Transferor (the “Transferee”) shall agree in writing to be bound by the terms and conditions of this Agreement pursuant to an instrument of assumption satisfactory in substance and form to the Company, and in the case of a Transferee of a Stockholder who resides in a state with a community property system, such Transferee causes his or her spouse, if any, to execute a Spousal Waiver in the form of Exhibit A attached hereto. Upon the execution of the instrument of assumption by such Transferee and, if applicable, the Spousal Waiver by the spouse of such Transferee, such Transferee shall enjoy all of the rights and shall be subject to all of the restrictions and obligations of the Transferor of such Transferee, including, without limitation, if such Transferor was a Stockholder, the provisions of Sections 7 and 8 (which shall continue to apply as though such Transferor were still the holder of such shares).

          14. Recapitalizations, Exchanges, etc. Except as otherwise provided herein, the provisions of this Agreement shall apply to the full extent set forth herein with respect to (a) the shares of Common Stock and (b) any and all shares of capital stock of the Company or any successor or assign of the Company (whether by merger, consolidation, sale of assets or otherwise) which may be issued in respect of, in exchange for, or in substitution for the shares of Common Stock, by reason of any stock dividend, split, reverse split, combination, recapitalization, reclassification, merger, consolidation or otherwise. All share numbers and percentages shall be proportionately adjusted to reflect any stock split, stock dividend or other subdivision or combination effected after the date hereof.

          15. No Third Party Beneficiaries. Except as otherwise provided herein, this Agreement is not intended to confer upon any Person, except for the parties hereto or their permitted transferees, any rights or remedies hereunder.

          16. Further Assurances. Each party hereto shall do and perform or cause to be done and performed all such further acts and things and shall execute and deliver all such other agreements, certificates, instruments and documents as any other party hereto or Person subject hereto may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

          17. Governing Law. This Agreement and the rights and obligations of the parties hereunder and the Persons subject hereto shall be governed by, and construed and interpreted in accordance with, the laws of the State of Delaware, without giving effect to the choice of law principles thereof.

          18. Invalidity of Provision. The invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of this Agreement, including that provision, in any other jurisdiction.

          19. Waiver. Waiver by any party hereto of any breach or default by the other party of any of the terms of this Agreement shall not operate as a waiver of any other breach or default, whether similar to or different from the breach or default waived. No waiver of any provision of this Agreement shall be implied from any course of dealing between the parties hereto or from any failure by either party to assert its or his or her rights hereunder on any occasion or series of occasions.

          20. Notices. All notices, requests, demands, waivers and other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given if (a) delivered personally, (b) mailed, certified or registered mail with postage prepaid, (c) sent by next-day or overnight mail or delivery or (d) sent by fax, as follows (or to such other address as the party entitled to notice shall hereafter designate in accordance with the terms hereof):

(i)	If to the Company:

857-897 School Place P.O. Box 19057 Green Bay, WI 54307 Telephone: (920) 497-7131 Fax: (920) 497-4604 Attention: General Counsel

with, prior to the Registration Date, a copy to Dean at its address set forth below.

(ii)	If to the TreeHouse Investors, to his or her attention at:

the address identified in the Subscription Agreement executed by such TreeHouse Investor

With a copy to:

Vedder, Price, Kaufman & Kammholz, P.C. 222 N. LaSalle Street Chicago, IL 60601 Telephone: (312) 609-7500 Fax: (312) 609-5005 Attention: Robert J. Stucker, Esq. Thomas P. Desmond, Esq.

(iii)	If to Dean, to it at:

Dean Foods Company 2515 McKinney Avenue Suite 1200 Dallas, Texas 75201 Telephone: (214) 303-3413 Fax: (214) 303-3853 Attention: General Counsel

All such notices, requests, demands, waivers and other communications shall be deemed to have been received (w) if by personal delivery, on the day delivered, (x) if by certified or registered mail, on the fifth business day after the mailing thereof, (y) if by next-day or overnight mail or delivery, on the day delivered, or (z) if by fax, on the day delivered, provided that such delivery is confirmed.

          21. Headings. The headings to sections in this Agreement are for the convenience of the parties only and shall not control or affect the meaning or construction of any provision hereof.

          22. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

          23. Entire Agreement. This Agreement, the Subscription Agreements and the Employment Agreements constitute the entire agreement and understanding of the parties hereto with respect to the matters referred to herein. This Agreement and the agreements referred to in the preceding sentence supersede all prior agreements and understandings among the parties with respect to such matters. There are no representations, warranties, promises, inducements, covenants or undertakings relating to the shares of Common Stock, other than those expressly set forth or referred to herein, in the Subscription Agreements or the Employment Agreements.

          24. Injunctive Relief. The shares of Common Stock cannot readily be purchased or sold in the open market, and for that reason, among others, the Company and the Stockholders will be irreparably damaged in the event this Agreement is not specifically enforced. Each of the parties therefore agrees that in the event of a breach of any provision of this Agreement, the aggrieved party may elect to institute and prosecute proceedings in any court of competent jurisdiction to enforce specific performance or to enjoin the continuing breach of this Agreement. Such remedies shall, however, be cumulative and not exclusive, and shall be in addition to any other remedy which the Company or any Stockholder may have. Each Stockholder hereby irrevocably submits to the non-exclusive jurisdiction of the state and federal courts in Illinois for the purposes of any suit, action or other proceeding arising out of or based upon this Agreement or the subject matter hereof. Each Stockholder hereby consents to service of process made in accordance with Section 20.

          25. Defined Terms. As used in this Agreement, the following terms shall have the meanings ascribed to them below:

          Affiliate: Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified.

          Dean Representative: the Chief Executive Officer of Dean, as in office at any time, or such other officer of Dean as designated by the Chief Executive Officer of Dean.

          Person: an individual, corporation, partnership, limited liability company, joint venture, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

          Spin-Off: the distribution by Dean to the holders of shares of Dean common stock on the date to be determined by the Dean Board in its sole and absolute discretion as the record date for the Spin-Off of all of the shares of Common Stock held by Dean.

          Stockholder Representatives: the Dean Representative and the TreeHouse Representative.

          TreeHouse Default: upon any cessation of services to the Company by (a) Sam K. Reed for any reason other than due to any material breach of the applicable Employment Agreement by Dean or the Company, unless Dean shall, it is sole discretion, have consented to such cessation of services, or (b) any member of the Initial TreeHouse

Management for any reason other than due to any material breach of the applicable Employment Agreement by Dean or the Company, unless (i) within 30 days of any such cessation, a suitable replacement member is hired by the Company, the job responsibilities of the remaining members of the Initial TreeHouse Management are adjusted in an manner that is appropriate under the circumstances and that makes it unnecessary to hire a suitable replacement member, and/or such other suitable cure is implemented, and (ii) Dean shall, in its sole discretion, have consented to the actions described in clause (i), which consent shall not be unreasonably withheld. Such consent by Dean shall be given in writing, and may be given on, before or after the date of any such cessation of services (including, without limitation, following the death of any member of TreeHouse Management).

          TreeHouse Management: the Initial TreeHouse Management and any other person hereafter designated as a member of TreeHouse Management by the mutual agreement of the TreeHouse Representative and the Dean Representative.

          TreeHouse Representative: Sam K. Reed or, if Reed’s employment with the Company terminates for any reason, David B. Vermylen or, if Vermylen’s employment with the Company terminates for any reason, any remaining member of TreeHouse Management selected by the majority in interests of the TreeHouse Investors.

— Signature page follows –

          IN WITNESS WHEREOF this Agreement has been signed by each of the parties hereto, and shall be effective as of the date first above written.

DEAN SPECIALTY FOODS HOLDINGS, INC.
By:	/s/ Edward Fugger
	Name:	Edward Fugger
	Title:	Vice President—Corporate Development

DEAN FOODS COMPANY
By:	/s/ Edward Fugger
	Name:	Edward Fugger
	Title:	Vice President—Corporate Development

INITIAL TREEHOUSE MANAGEMENT
/s/ S.K. Reed

Sam K. Reed
Address: 622 W. Maple, Hinsdale, IL 60521
/s/ D. Vermylen

David B. Vermylen
Address: 1227 W. Kajer Lane, Lake Forest, IL 60045
/s/ E. Nichol McCully

E. Nichol McCully
Address: 2023 Oakland Avenue, Piedmont, CA 94611
/s/ Thomas E. O’ Neill

Thomas E. O’Neill
Address: 19 Indian Hill Road, Winnetka, IL 60093
/s/ H.J. Walsh

Harry J. Walsh
Address: 901 Jeffrey Court, St. Charles, IL 60174

Exhibit A

SPOUSAL WAIVER

          [INSERT NAME] hereby waives and releases any and all equitable or legal claims and rights, actual, inchoate or contingent, which she may acquire with respect to the disposition, voting or control of the shares of Common Stock subject to the Stockholders Agreement of Dean Specialty Foods Holdings, Inc., dated as of January 27, 2005, as the same shall be amended from time to time, except for rights in respect of the proceeds of any disposition of such Common Stock.

Name: